UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Crucell N.V.
(Name of Subject Company)

Crucell N.V.
(Name of Person Filing Statement)

Ordinary Shares,
par value € 0.24, and
American Depositary Shares,
each representing one Ordinary Share,
par value € 0.24
(Title of Class of Securities)

N23473 10 6 (Ordinary Shares)
228769105 (American Depositary Shares)
(CUSIP Number of Class Securities)

René Beukema
General Counsel and Corporate Secretary
Crucell N.V.
Archimedesweg 4-6
2333 CN, Leiden, The Netherlands
+31 71 519 91 00

With a copy to:

Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
+1 212 225 2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the SEC on November 12, 2010 (as previously filed with the SEC, as the same may have been or may be further amended or supplemented from time to time and, together with the exhibits and annexes attached hereto, this “Statement”) relating to (i) the ordinary shares, par value € 0.24 per share, of Crucell N.V., a public limited liability company registered in The Netherlands (“Crucell” or the “Company”) (each such share, an “Ordinary Share”) and (ii) American depositary shares of the Company, each representing one Ordinary Share.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented as follows:

(h)(1)	Slides from extraordinary general meeting of the Company’s shareholders 2011, dated February 8, 2011.
(h)(2)	Transcript from extraordinary general meeting of the Company’s shareholders 2011, dated February 8, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

Crucell N.V.

By:	/s/ René Beukema
Name:     René Beukema

Title:	General Counsel and Corporate Secretary